

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Electronic Arts, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed on May 24, 2011**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have reviewed your letter dated November 3, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 7, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Legal Proceedings, page 24

1.   We note your response to prior comment 1, and your previous responses to comment 1 of our letters dated July 13, 2011 and September 7, 2011. Based on the analysis you have provided, we are unable to agree with your conclusion that disclosure of the Activision and Antonick litigations is not required by Item 103 of Regulation S-K. In addition, your response redacts publicly-available information that is not covered by Rule 83. In that regard, please resubmit your November 3, 2011 response letter on EDGAR without redacting the first, second, and penultimate paragraphs.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief